December 20, 2013
VIA EMAIL

Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549

Attention:          Tia L. Jenkins
                            Senior Assistant Chief Accountant
                            Office of Beverages, Apparel and Mining

       Re: Mountain Province Diamonds Inc.
       Form 20-F for the Year Ended December 31, 2012
       Filed April 1, 2013
       File No. 001-32468

Dear Ms. Jenkins,

We are in receipt of your letter dated December 20, 2013.

Please be advised that our office is now closed for the holiday season and will not re-open until the new year. We therefore respectfully request an extension, to January 10, 2014, of the time in which to respond to the comments in your letter.

Please confirm the extension by return email to the attention of the undersigned.
Thank you for your consideration.
Sincerely,

Bruce Ramsden
CFO and Secretary